SCHEDULE 13G
CUSIP NO. 29076N107                                            PAGE 1 OF 9 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               eMagin Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    29076N107
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G
CUSIP NO. 29076N107                                            PAGE 2 OF 9 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Alexandra Global Master Fund Ltd.
     98-0448776
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                      (B)[ ] (See Item 6)

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
   NUMBER OF   -----------------------------------------------------------------
     SHARES    6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY        1,071,685 shares of Common Stock (See Item 4)
      EACH     -----------------------------------------------------------------
   REPORTING   7    SOLE DISPOSITIVE POWER
     PERSON
     WITH:          -0-
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,071,685 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,071,685 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (See Item 4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

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SCHEDULE 13G
CUSIP NO. 29076N107                                            PAGE 3 OF 9 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Alexandra Investment Management, LLC
     13-4092583
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                      (B)[ ] (See Item 6)

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
   NUMBER OF   -----------------------------------------------------------------
     SHARES    6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY        1,071,685 shares of Common Stock (See Item 4)
      EACH     -----------------------------------------------------------------
   REPORTING   7    SOLE DISPOSITIVE POWER
     PERSON
     WITH:          -0-
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,071,685 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,071,685 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (See Item 4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

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SCHEDULE 13G
CUSIP NO. 29076N107                                            PAGE 4 OF 9 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mikhail A. Filimonov
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                      (B)[ ] (See Item 6)

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
   NUMBER OF   -----------------------------------------------------------------
     SHARES    6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY        1,071,685 shares of Common Stock (See Item 4)
      EACH     -----------------------------------------------------------------
   REPORTING   7    SOLE DISPOSITIVE POWER
     PERSON
     WITH:          -0-
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,071,685 shares of Common Stock (See Item 4)

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,071,685 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (See Item 4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 29076N107                                            PAGE 5 OF 9 PAGES


Item 1(a).   Name of Issuer:

             eMagin Corporation (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             10500 NE 8th Street
             Suite 1400
             Bellevue, Washington 98004

Item 2(a).   Names of Persons Filing:

             Alexandra Global Master Fund Ltd. ("Alexandra")
             Alexandra Investment Management, LLC ("Management")
             Mikhail A. Filimonov ("Filimonov")

Item 2(b).   Address of Principal Business Office:

             Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
             Management - 767 Third Avenue, 39th Floor, New York,
             New York 10017
             Filimonov - 767 Third Avenue, 39th Floor, New York,
             New York 10017

Item 2(c).   Place of Organization or Citizenship:

             Alexandra - British Virgin Islands
             Management - Delaware
             Filimonov - U.S.

Item 2(d).   Title of Class of Securities:

             Common Stock, $.001 par value per share, of the Issuer (the "Common Stock")

Item 2(e).   CUSIP Number: 29076N107

Item 3.      This Schedule is filed pursuant to Rule 13d-1(c) by
             Alexandra, Management and Filimonov

Item 4.      Ownership:

             (a)  Amount Beneficially Owned:

                  Alexandra: 1,071,685 shares*
                  Management: 1,071,685 shares*
                  Filimonov: 1,071,685 shares*

             (b)  Percent of Class:

                  Alexandra: 9.9%*
                  Management: 9.9%*
                  Filimonov: 9.9%*

                  (Based on 10,180,841 shares of Common Stock outstanding, as of October 31, 2006, as reported by

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SCHEDULE 13G
CUSIP NO. 29076N107                                            PAGE 6 OF 9 PAGES


                  the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)

             (c)  Number of Shares as to which the Person has:

                     (i)  sole power to vote or to direct
                          the vote

                          -0-

                     (ii) shared power to vote or to direct the vote:

                          1,071,685 shares of Common Stock*

                     (iii) sole power to dispose or to direct the disposition of

                          -0-

                     (iv) shared power to dispose or to direct the
                          disposition of

                          1,071,685 shares of Common Stock*

* The amount reported as beneficially owned by Alexandra include 363,637 shares of Common Stock. Certain of the shares of Common Stock reported as beneficially owned by Alexandra are shares of Common Stock that Alexandra has the right to acquire upon conversion of the Issuer's 6% Convertible Notes due 2007-2008 (the "Notes") and exercise of the Issuer's Common Stock Purchase Warrants (the "Warrants"). The Notes and the Warrants contain limitations on the conversion or exercise thereof which make the Notes inconvertible and the Warrants unexercisable to the extent the holder would upon conversion or exercise, beneficially own more than 9.9% of the Common Stock. The amount reported as beneficially owned is based on such limitations. In the absence of such limitations, the number of shares of Common Stock which Alexandra would have the right to acquire upon conversion of the Notes would be 1,153,840 shares and the number of shares of Common Stock that Alexandra would have the right to acquire upon exercise of the Warrants would be 1,025,874 shares. This amount excludes shares of Common Stock issuable upon conversion of the Notes in respect of accrued and unpaid interest on the Notes at the time of conversion.

Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.      Ownership of Five Percent or Less of a Class:

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SCHEDULE 13G
CUSIP NO. 29076N107                                            PAGE 7 OF 9 PAGES


             Not applicable

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person:

             Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

             Not applicable

Item 8.      Identification and Classification of Members of the Group:

             Not applicable

Item 9.      Notice of Dissolution of Group:

             Not applicable

Item 10.     Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and among Alexandra, Management and Filimonov.

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SCHEDULE 13G
CUSIP NO. 29076N107                                            PAGE 8 OF 9 PAGES


                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 14, 2007

                                       ALEXANDRA GLOBAL MASTER FUND LTD.

                                       By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                                           its Investment Advisor


                                           By: /s/ Mikhail A. Filimonov
                                               ---------------------------------
                                           Mikhail A. Filimonov
                                           Title: Managing Member


                                       ALEXANDRA INVESTMENT MANAGEMENT, LLC


                                       By: /s/ Mikhail A. Filimonov
                                           -------------------------------------
                                       Mikhail A. Filimonov
                                       Title: Managing Member


                                       /s/ Mikhail A. Filimonov
                                       -----------------------------------------
                                       Mikhail A. Filimonov